SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

March 17, 2003

Microcell Telecommunications Inc.
800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 0-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...... Form 40-F...X......

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.]

Yes......... No ...X......

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2003

Microcell Telecommunications Inc.

(Signed) Jocelyn Cote
______________________________________
Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

MATERIAL CHANGE REPORT

  Reporting Issuer

  Microcell Telecommunications Inc.
  800 de La Gauchetiere Street West
  Suite 4000
  Montreal, Quebec
  H5A 1K3

  Date of Material Change

  March 17, 2003

  Press Release

  Microcell Telecommunications Inc. ("Microcell" or the "Company") issued a press release with respect to a material change on March 17, 2003. A copy of such press release is attached hereto and form a part hereof.

  Summary of Material Change

  Microcell announced on March 17, 2003 that, at creditors' meetings held that day, its secured and affected unsecured creditors approved the proposed Plan of Reorganization and of Compromise and Arrangement (the "Plan") described in the Company's Information Circular and Proxy Statement dated February 17, 2003 (the "Circular").

  Full Description of Material Change

  Microcell announced on March 17, 2003 that, at creditors' meetings held that day, its secured and affected unsecured creditors approved the proposed Plan described in the Company's Circular. The Plan provides for a comprehensive recapitalization of Microcell that significantly reduces the Company's debt obligations by approximately C$1.7 billion and its annual interest obligations by a range of approximately C$160 million to C$200 million.

  At the secured creditors' meeting, 98% of the secured creditors who voted approved the Plan, representing 93% of the total value of the secured claims that were voted either in person or by proxy. Similarly, the Plan was also approved by 100% of the affected unsecured creditors who voted at their respective meeting, representing 100% of the total value of the affected unsecured claims that were voted either in person or by proxy.

  On March 18, 2003, the Company asked the Court to sanction the Plan. The hearing was held in Montreal at the Palais de Justice, located at 1 Notre-Dame Street East, at 9:15 a.m. (ET). The Company expects that the effective date for implementation of the Plan will occur by the end of April 2003.

  Reliance on Section 75(3)

  Not applicable.

  Omitted Information

  Not applicable

  Senior Officer

  The senior officer who can answer questions regarding this report is Mr. Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary of Microcell. Mr. Cote can be reached at (514) 937-2121.

  Statement of Senior Officer
  The foregoing accurately discloses the material change referred to herein.

SIGNED the 25th day of March, 2003 at Montreal, Quebec

(Signed) Jocelyn Cote
______________________________________
Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

Attachment to Microcell's Material Change Report dated March 17, 2003

News Release

For immediate release

MICROCELL'S RECAPITALIZATION PLAN APPROVED BY ITS CREDITORS

Montreal, March 17, 2003--Microcell Telecommunications Inc. (TSX: MTI.B) today announced that, at meetings held this morning, its secured and affected unsecured creditors overwhelmingly approved the proposed Plan of Reorganization and of Compromise and Arrangement (the "Plan") described in the Company's Information Circular and Proxy Statement dated February 17, 2003. The Plan provides for a comprehensive recapitalization of Microcell that significantly reduces the Company's debt obligations by approximately C$1.7 billion and its annual interest obligations by a range of approximately C$160 million to C$200 million.

"We are pleased that the Plan received such a strong endorsement from our creditors," said Andre Tremblay, President and Chief Executive Officer of Microcell Telecommunications Inc. "The Plan is in the best interests of all stakeholders, both in the short and long term, not only because the Plan provides the best available recovery for them, but also because it establishes a new capital structure that strengthens the financial position of Microcell. I want to especially acknowledge our employees for their hard work, and our customers and suppliers for their support throughout this process."

At the secured creditors' meeting, 98% of the secured creditors who voted approved the Plan, representing 93% of the total value of the secured claims that were voted either in person or by proxy. Similarly, the Plan was also approved by 100% of the affected unsecured creditors who voted at their respective meeting, representing 100% of the total value of the affected unsecured claims that were voted either in person or by proxy.

Jacques Leduc, Chief Financial Officer and Treasurer of Microcell stated, "We believe the Plan leaves us well positioned financially with positive and growing operating cash flow, the lowest debt level of any of the Canadian wireless operators, some of the best credit ratios in the industry, a lean cost structure, and sufficient liquidity to deliver on our current business plan. In fact, we have more liquidity today than when we first began the restructuring process last August, which is a tribute to the soundness of our business operations."

On March 18, 2003, the Company will ask the Court to sanction the Plan. The hearing will be held in Montreal at the Palais de Justice, located at 1 Notre-Dame Street East, starting at 9:15 a.m. (ET). Subject to Court approval, the Company expects that the effective date for implementation of the Plan will occur by the end of April 2003.

The statements made in this release concerning Microcell's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change, and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's recent filings with the securities commissions in Canada and the United States and SEDAR.

About the Company

Microcell Telecommunications Inc. is a provider of telecommunications services in Canada dedicated solely to wireless. The Company offers a wide range of voice and high-speed data communications products and services to approximately 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido brand name. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the stock symbol MTI.B.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca
www.fido.ca